Mail Stop 3730

March 10, 2006

Mr. Thomas Tullie
Chief Executive Officer and President
Path 1 Network Technologies, Inc.
6215 Ferris Square
Suite 140
San Diego, California 92121

	Re: 	Path 1 Network Technologies, Inc.
Amendment 1 to Registration Statement on Form S-3
Filed February 28, 2006
File No. 333-130876

Dear Mr. Tullie:

      We have reviewed your amended filing and have the following comments. Please amend the registration statement in response to these comments.

General
1. We note you are attempting to register 99,253 shares of common stock issuable in satisfaction of anti-dilution provisions of the secured convertible term notes. However because you "have no current intention of issuing any material amount of securities for a consideration per share less than the fixed conversion price" and the amount being registered is an "arbitrary" amount, it is premature to register these shares in this offering pursuant to Rule 415 of Regulation C. Therefore, please remove these shares from the registration statement.
2. The financial statements contained in the registration statement must be updated to reflect audited numbers for the year ended December 31, 2005. See SEC Phone Interpretations Manual, phone interpretation #8 under Form S-3.

Prospectus Summary
3. Disclose the date on which the escrowed funds were released to the company.


Risk Factors, page 2
4. We note that the company is paying liquidated damages to the selling shareholders. Please disclose this fact, and its material impact on your liquidity.

An ongoing lawsuit with...page 2
5. Please quantify the amount of cash and/or stock that has been paid, or will be paid, in settlement of the lawsuit filed by Castle
Creek, which we note has been extended to all holders of the Series B
7% Convertible Preferred. Highlight the dilutive affect this settlement will have and its effect on the company`s ability to raise additional capital in the future. Provide similar disclosure regarding your settlement offer to the holders of the Series A 7% Convertible Preferred, which we note has not been accepted. Please update the disclosure to reflect any recent developments.

We need to raise additional capital in the very near future, page
3
6. Please describe what a "going concern" qualification means.

Our window of opportunity may be shrinking, page 3
7. We note your added disclosure regarding "a former employee" who embezzled approximately $250,000 from the company. Expand to identify this employee and whether these funds have been recouped. Disclose whether this crime was perpetrated on the company due to a breakdown in the company`s internal control over financial reporting and evidence of a material weakness in the same.

Closing Statement

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



        Please contact William Bennett, Staff Attorney, at (202)
551-
3389 with any questions.


Sincerely,




	Larry Spirgel
      Assistant Director

cc:	Hayden J. Trubitt
	Fax:  (858) 587-5903



??

??

??

??

Mr. Thomas Tullie
Path 1 Network Technologies, Inc.
March 10, 2006
p. 1